UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                        For the month of OCTOBER, 2007.

                        Commission File Number: 0-30920


                             CENTRASIA MINING CORP.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           CENTRASIA MINING CORP.
                                           -------------------------------------

Date: October 17, 2007                     /s/ Douglas Turnbull
     ------------------------------        -------------------------------------
                                           Douglas Turnbull,
                                           President & CEO

                             CENTRASIA MINING CORP.

                NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS


NOTICE IS HEREBY GIVEN that the annual general meeting (the "Meeting") of the shareholders (the "Shareholders") of Centrasia Mining Corp. (the "Company") will be held at Suite 300, 1055 West Hastings Street, Vancouver, British Columbia, on Wednesday, November 21, 2007 at 10:00 a.m. (Pacific Time), for the following purposes:

1. To receive the audited consolidated financial statements of the Company for the fiscal year ended May 31, 2007, together with the auditors report thereon;

2.       To determine the number of Directors at seven;

3.       To elect Directors;

4. To appoint Auditors and to authorize the Directors to fix their remuneration;

5. To consider and, if thought fit, pass with or without amendment, an ordinary resolution to approve an amendment to the Company's Stock Option Plan to increase the number of shares issuable on the exercise of options under the Plan from 3,274,000 shares to 10,777,000 shares, details of which are set out in the attached Information Circular;

6. To consider and, if thought fit, pass with or without amendment, an ordinary resolution approving the previous grant of options to purchase up to 1,750,000 shares of the Company, details of which are set out in the attached Information Circular; and

7. To transact such other business as may properly come before the Meeting.

Accompanying this Notice of Meeting is a Management Information Circular, a Form of Proxy and an Annual Request for Financial Statements Form. The accompanying Management Information Circular provides information relating to the matters to be addressed at the Meeting and is incorporated into this Notice.

Only Shareholders of record on October 17, 2007 are entitled to receive notice of and vote at the Meeting.

Shareholders are entitled to vote at the Meeting either in person or by proxy. Those Shareholders who are unable to attend the Meeting are requested to read, complete, sign, date and return the enclosed form of Proxy in accordance with the instructions set out in the Proxy and in the Information Circular accompanying this Notice. Please advise the Company of any change in your mailing address.

DATED at Vancouver, British Columbia, this 17th day of October, 2007.


                              BY ORDER OF THE BOARD

                           (signed) "Douglas Turnbull"

                                Douglas Turnbull
                      President and Chief Executive Officer

                             CENTRASIA MINING CORP.

                                 (THE "COMPANY")

                          300 - 1055 W. HASTINGS STREET
                           VANCOUVER, BRITISH COLUMBIA
                                 CANADA V6E 2E9


                              INFORMATION CIRCULAR

   (Containing information as at October 17, 2007 unless indicated otherwise)


SOLICITATION OF PROXIES

THIS INFORMATION CIRCULAR IS FURNISHED IN CONNECTION WITH THE SOLICITATION OF PROXIES BY THE MANAGEMENT OF THE COMPANY FOR USE AT THE ANNUAL GENERAL MEETING OF SHAREHOLDERS OF THE COMPANY (AND ANY ADJOURNMENT THEREOF) (THE "MEETING") TO BE HELD ON WEDNESDAY, NOVEMBER 21, 2007 AT THE TIME AND PLACE AND FOR THE PURPOSES SET FORTH IN THE ACCOMPANYING NOTICE OF MEETING. While it is expected that the solicitation will be primarily by mail, proxies may be solicited personally or by telephone by the regular employees of the Company at nominal cost. All costs of solicitation by management will be borne by the Company.

THE CONTENTS AND THE SENDING OF THIS INFORMATION CIRCULAR HAVE BEEN APPROVED BY THE DIRECTORS OF THE COMPANY.


APPOINTMENT AND REVOCATION OF PROXIES

The individuals named in the accompanying form of proxy are Directors and/or Officers of the Company. A SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT HIM AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY STRIKING OUT THE NAMES OF THOSE PERSONS NAMED IN THE ACCOMPANYING FORM OF PROXY AND INSERTING THE DESIRED PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY OR BY COMPLETING ANOTHER FORM OF PROXY. A proxy will not be valid unless the completed form of proxy is received by Computershare Investor Services Inc., Attention: Proxy Department, 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, or by fax at 1-866-249-7775 (the "Transfer Agent"), not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting or any adjournment thereof, or delivered to the Chairman of the Meeting prior to the commencement of the Meeting.

A shareholder who has given a proxy may revoke it by an instrument in writing executed by the shareholder or by his attorney authorized in writing or, where the shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivered to the registered and records office of the Company, at Suite 1925, 700 West Georgia Street, Vancouver, British Columbia, V7Y 1A1, at any time up to and including the last business day preceding the day of the Meeting or if adjourned, any reconvening thereof, or to the Chairman of the Meeting on the day of the Meeting or, if adjourned, any reconvening thereof or in any other manner provided by law. A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.


ADVICE TO BENEFICIAL SHAREHOLDERS

ONLY REGISTERED SHAREHOLDERS OR DULY APPOINTED PROXYHOLDERS ARE PERMITTED TO VOTE AT THE MEETING. SHAREHOLDERS WHO DO NOT HOLD THEIR SHARES IN THEIR OWN NAME (REFERRED TO HEREIN AS "BENEFICIAL SHAREHOLDERS") ARE ADVISED THAT ONLY PROXIES FROM SHAREHOLDERS OF RECORD CAN BE RECOGNIZED AND VOTED AT THE MEETING. Beneficial Shareholders who complete and return an instrument of proxy must indicate thereon the person (usually a brokerage house) who holds their shares as a registered Shareholder. Every intermediary (broker) has its own mailing procedure, and provides its own return instructions, which should be carefully followed. The instrument of proxy supplied to Beneficial Shareholders is identical to that provided to registered Shareholders. However, its purpose is limited to instructing the registered Shareholder how to vote on behalf of the beneficial Shareholder.

If common shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those shares will not be registered in such Shareholder's name on the records of the Company. Such shares will more likely be registered under the name of the Shareholder's broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for The Canadian Depository for Securities, which company acts as nominee for many Canadian brokerage firms). Common shares held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder.
Without specific instructions, brokers/nominees are prohibited from voting shares for their clients. The directors and officers of the Company do not know for whose benefit the common shares registered in the name of CDS & Co. are held.

In accordance with National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer, the Company has distributed copies of the Notice of Meeting, this Information Circular and the Proxy to the clearing agencies and intermediaries for onward distribution to Beneficial Shareholders. Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of Shareholders' meetings unless the Beneficial Shareholders has waived the right to receive meeting materials. Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their common shares are voted at the Meeting. Often the form of proxy supplied to a Beneficial Shareholder by its broker is identical to the form of proxy provided by the Company to the registered Shareholders. However, its purpose is limited to instructing the registered Shareholder how to vote on behalf of the Beneficial Shareholder should a beneficial Shareholder receiving such a form wish to vote at the Meeting, the beneficial Shareholder should strike out the names of the Management Proxyholders named in the form and insert the beneficial Shareholder's name in the blank provided and return the materials to the broker as directed.

The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Investor Communication Solutions, Canada ("Broadridge"), formerly Independent ADP Investor Communications Services. Broadridge typically applies a special sticker to the proxy forms, mails those forms to the Beneficial Shareholders and asks Beneficial Shareholders to return the proxy forms to Broadridge. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of common shares to be represented at the Meeting. A BENEFICIAL SHAREHOLDER RECEIVING A PROXY WITH AN BROADRIDGE STICKER ON IT CANNOT USE THAT PROXY TO VOTE COMMON SHARES DIRECTLY AT THE MEETING - THE PROXY MUST BE RETURNED TO BROADRIDGE WELL IN ADVANCE OF THE MEETING IN ORDER TO HAVE THE COMMON SHARES VOTED. All references to Shareholders in this Information Circular and the accompanying Instrument of Proxy and Notice of Meeting are to Shareholders of record unless specifically stated otherwise.


VOTING OF PROXIES

Shares represented by properly executed proxies in favour of persons designated in the enclosed form of proxy WILL BE VOTED FOR ALL MATTERS TO BE VOTED ON AT THE MEETING AS SET OUT IN THIS INFORMATION CIRCULAR OR WITHHELD FROM VOTING IF SO INDICATED ON THE FORM OF PROXY.

The shares represented by proxies will, on any poll where a choice with respect to any matter to be acted upon has been specified in the form of proxy, be voted in accordance with the specification made.

SUCH SHARES WILL ON A POLL BE VOTED IN FAVOUR OF EACH MATTER FOR WHICH NO CHOICE HAS BEEN SPECIFIED BY THE SHAREHOLDER.

The enclosed form of proxy when properly completed and delivered and not revoked confers discretionary authority upon the person appointed proxy thereunder to vote with respect to amendments or variations of matters identified in the Notice of Meeting, and with respect to other matters which may properly come before the Meeting. In the event that amendments or variations to matters identified in the Notice of Meeting are properly brought before the Meeting or any further or other business is properly brought before the Meeting, it is the intention of the persons designated in the enclosed form of proxy to vote in accordance with their best judgement on such matters or business. At the time of the printing of this Information Circular, the management of the Company knows of no such amendment, variation or other matter which may be presented to the Meeting.


VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

Issued and Outstanding:               53,887,457 Common shares without par value
Authorized Capital:                    unlimited common shares without par value

Only shareholders of record at the close of business on October 17, 2007 (the "Record Date") who either personally attend the Meeting or who have completed and delivered a form of proxy in the manner and subject to the provisions described above shall be entitled to vote or to have their shares voted at the Meeting.

Each shareholder is entitled to one vote for each common share registered in his name on the list of shareholders, which is available for inspection during normal business hours at the Transfer Agent and at the Meeting.

To the knowledge of the directors and officers of the Company, the only person who or corporation which beneficially own, directly or indirectly, or exercise control or direction over shares carrying more than 10% of the votes rights attached to shares of the Company, the approximate number of the shares so owned, controlled or directed by such person, and the percentage of voting shares of the Company represented by such shares at October 17, 2007 is as follows:

--------------------------------------------------------------------------------
  SHAREHOLDER                         NUMBER OF                   PERCENTAGE OF
NAME AND ADDRESS                     SHARES HELD                  ISSUED SHARES
--------------------------------------------------------------------------------

Stargate Solutions Ltd.              12,125,000(1)                   22.50%(1)
British Virgin Islands

--------------------------------------------------------------------------------

(1) As of July 24, 2007 the Company has been advised that control of these shares is spread between the shareholders of this company such that no one person will control more than 34% of these shares.

APPOINTMENT OF AUDITORS

Unless such authority is withheld, the persons named in the accompanying proxy intend to vote for the appointment of Davidson & Company LLP, Chartered Accountants, as auditors of the Company and to authorize the directors to fix their remuneration. Davidson & Company was first appointed on November 25, 2005.


ELECTION OF DIRECTORS

The Board of Directors presently consists of seven directors and it is intended to determine the number of directors at seven and to elect seven directors for the ensuing year.

The term of office of each of the present directors expires at the Meeting. The persons named below will be presented for election at the Meeting as management's nominees and the persons named in the accompanying form of proxy intend to vote for the election of these nominees. Management does not contemplate that any of these nominees will be unable to serve as a director. Each director elected will hold office until his/her successor is elected or appointed, unless his/her office is earlier vacated in accordance with the Articles of the Company, or with the provisions of the Business Corporations Act (British Columbia).

Management proposes that the number of directors for the Company be determined at seven for the ensuing year subject to such increases as may be permitted by the Articles of the Company.

In the following table and notes thereto is stated the name of each person proposed to be nominated by management for election as a director, the country in which he/she is ordinarily resident, all offices of the Company now held by him/her, his/her principal occupation, the period of time for which he/she has been a director of the Company, and the number of shares of the Company beneficially owned by him/her, directly or indirectly, or over which he/she exercises control or direction, as at the date hereof.


----------------------------------------------------------------------------------------------------------------------------
                                                                                                         NUMBER OF SHARES
                                                                                                         BENEFICIALLY OWNED,
                                                                                                         DIRECTLY OR
                                                                                                         INDIRECTLY, OR OVER
NAME, PROVINCE AND                 PRINCIPAL OCCUPATION AND, IF NOT                  PREVIOUS            WHICH CONTROL OR
COUNTRY OF RESIDENCE               AT PRESENT AN ELECTED DIRECTOR,                   SERVICE             DIRECTION IS
AND POSITION(1)                    OCCUPATION DURING THE PAST 5 YEARS(1)             AS A DIRECTOR       EXERCISED(2)
----------------------------------------------------------------------------------------------------------------------------

DOUGLAS S. TURNBULL                President and CEO of the Company; President         Sept.14/05            1,625,100
British Columbia, Canada           Lakehead Geological Services Inc. from
                                   January 1990 to present.
President, Chief Executive
Officer and Director
----------------------------------------------------------------------------------------------------------------------------

NICK DEMARE(3)                     Chartered Accountant                                Oct.07/02               246,056
British Columbia, Canada

Chief Financial Officer and
Director
----------------------------------------------------------------------------------------------------------------------------

CARY PINKOWSKI                     December 2004 to present, independent               Sept.14/05            2,864,048
British Columbia, Canada           business advisor. Investment adviser
                                   Canaccord Capital Corporation June 1992 to
Director                           November 2004.
----------------------------------------------------------------------------------------------------------------------------

OLEG KIM                           General Director Bulakashu Mining Company           Sept.14/05              850,000
Bishkek, Kyrgyz Republic           Ltd. from June 2004 to present. Managing
                                   Director Marsa Gold December 2002 to present.
Director                           Managing Director Soga Create Gold Comp.
                                   September 1999 to December 2002.
----------------------------------------------------------------------------------------------------------------------------

GRIGORY A. ALEKSENKO(3)            Mr. Aleksenko is the managing partner and           Jul.24/07                   Nil
Moscow, Russia                     cofounder of AGA Management Ltd., a leading,
                                   Moscow based consulting company specializing
Director                           in Russian financial and M&A markets. He has
                                   more than nine years of professional
                                   experience in M&A, strategic consulting and
                                   restructuring projects for international
                                   corporations with Bain & Company
                                   (Moscow-Johannesburg-Sydney) and two years as
                                   a manager with the investment banking
                                   division of Renaissance Capital. Mr.
                                   Aleksenko graduated from Moscow State
                                   University and has an MBA from the
                                   International School of Business, INSEAD.
----------------------------------------------------------------------------------------------------------------------------


----------------------------------------------------------------------------------------------------------------------------
                                                                                                         NUMBER OF SHARES
                                                                                                         BENEFICIALLY OWNED,
                                                                                                         DIRECTLY OR
                                                                                                         INDIRECTLY, OR OVER
NAME, PROVINCE AND                 PRINCIPAL OCCUPATION AND, IF NOT                  PREVIOUS            WHICH CONTROL OR
COUNTRY OF RESIDENCE               AT PRESENT AN ELECTED DIRECTOR,                   SERVICE             DIRECTION IS
AND POSITION(1)                    OCCUPATION DURING THE PAST 5 YEARS(1)             AS A DIRECTOR       EXERCISED(2)
----------------------------------------------------------------------------------------------------------------------------


BRIAN MCEWEN(3)                    Mr. McEwen has over 25 years of mineral             Aug.04/07                   Nil
Alberta, Canada                    exploration and production experience
                                   including project management, economic
Director                           evaluation and mine planning for various
                                   mining concerns throughout the world. Mr.
                                   McEwen was the former manager of mineral
                                   projects for Norwest Corporation. Prior to
                                   that, Mr. McEwen consulted for AMEC Inc. as
                                   their Manager of Geology for Latin America,
                                   and was involved in numerous deposit
                                   evaluations including the Spence deposit (BHP
                                   Billiton), the Lomas Bayas deposit
                                   (Falconbridge), and the Quebrada Blanca
                                   deposit (Teck/Cominco). Mr. McEwen is
                                   currently the President of Buffalo Gold Ltd.
                                   and Dynasty Gold Corp. Brian is a
                                   Professional Geoscientist, registered with
                                   the Association of Professional Engineers,
                                   Geologists, and Geophysicists of Alberta.
----------------------------------------------------------------------------------------------------------------------------

LEONID OPARIN                      Mr. Oparin has over 30 years of mine                Aug.04/07                   Nil
Moscow, Russia                     development and construction experience in
                                   Russia after graduating from the Leningrad
Director                           Mining Institute in 1971, as a Mining
                                   surveyor. He is currently the Head of the
                                   Mining and Geological department and Advisor
                                   to the President of JSC Alrosa. From 1973 to
                                   2002, Mr. Oparin worked for Norilsk Nickel
                                   most recently as head of the Mineral
                                   Resources Department and Director of Mining
                                   Production Development Projects. During his
                                   earlier years with Norilsk, he held positions
                                   as Branch Mining Surveyor, Head of the
                                   Construction Department and Deputy Head of
                                   the Construction Division.
----------------------------------------------------------------------------------------------------------------------------

NOTES:

(1) The information as to country of residence and principal occupation, not being within the knowledge of the Company, has been furnished by the respective Directors individually.
(2) The information as to Common Shares beneficially owned or over which a Director exercises control or direction, not being within the knowledge of the Company, has been furnished by the respective Directors individually.
(3)      Denotes member of Audit Committee.

STATEMENT OF EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

"Named Executive Officer" means each Chief Executive Officer ("CEO") and each Chief Financial Officer ("CFO") of the Company, regardless of the amount of compensation of that individual, and each of the Company's three most highly compensated executive officers, other than the CEO and CFO, who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeds $150,000. In addition, disclosure is also required for any individual whose total salary and bonus during the most recent completed year exceeds $150,000, whether or not they were an executive officer at the end of the most recent fiscal year.

During the financial year ended May 31, 2007, the Company had two Named Executive Officers, Mr. Douglas Turnbull, the Company's President and CEO and Mr. Nick DeMare, the Company's CFO. The following table sets forth all annual and long-term compensation awarded, paid to or earned by the Company's Named Executive Officers during the financial years ended May 31, 2005, 2006 and 2007.



                                    ------------------------------    --------------------------------------
                                          ANNUAL COMPENSATION                  LONG TERM COMPENSATION
                                    ------------------------------    --------------------------------------
                                                                                  AWARDS             PAYOUTS
                                                                      ----------------------------   -------
                                                                                       RESTRICTED
                                                            OTHER        SECURITIES     SHARES OR                 ALL
-------------------       -----                            ANNUAL           UNDER       RESTRICTED               OTHER
    NAME AND                                               COMPEN-      OPTIONS/SARS      SHARE       LTIP      COMPEN-
PRINCIPAL POSITION        YEAR(1)    SALARY      BONUS     SATION         GRANTED         UNITS      PAYOUTS    SATION
                                       ($)        ($)        ($)           (#)(2)          ($)         ($)        ($)
-------------------       -----     ------------------------------    ----------------------------   --------   --------

Douglas Turnbull(3)        2007     89,975(4)     nil        nil             nil / nil      n/a         n/a        nil
President & CEO            2006     61,025(4)     nil        nil         300,000 / nil      n/a         n/a        nil
                           2005        n/a        n/a        n/a             n/a / n/a      n/a         n/a        n/a
-------------------       -----     ------------------------------    ----------------------------   --------   --------

Nick DeMare(3)             2007        nil        nil        nil          40,000 / nil      n/a         n/a     76,850(6)
CFO                        2006        nil        nil        nil      300,000(5) / nil      n/a         n/a     86,458(6)
                           2005        nil        nil        nil          75,000 / nil      n/a         n/a     69,325(6)
-------------------       -----     ------------------------------    ----------------------------   --------   --------

NOTES:

(1)  Fiscal year ended May 31.
(2) Represents stock options granted during a particular year. See "Options and Other Rights to Acquire Securities".
(3) On September 14, 2005, Mr. DeMare resigned as President and CEO of the Company. Mr. Douglas Turnbull was appointed as President and CEO to fill the vacancy.
(4) Billed by Lakehead Geological Services Inc. , a private corporation owned by Mr. Douglas Turnbull, for services provided by Mr. Turnbull. See also "Management Contracts".
(5)  Includes 25,000 stock options granted to Chase.
(6) Paid to Chase Management Ltd. ("Chase"), a private corporation owned by Mr. Nick DeMare. Chase personnel provides accounting, professional, secretarial and administrative services to the Company. See also "Management Contracts".

LONG TERM INCENTIVE PLAN AWARDS-AWARD IN MOST RECENTLY COMPLETED FINANCIAL YEAR

The Company has no long-term incentive plans in place and therefore there were no awards made under any long-term incentive plan to the Name Executive Officers during the Company's most recently completed financial year. A "Long-Term Incentive Plan" is a plan under which awards are made based on performance over a period longer than one financial year, other than a plan for options, SARs (stock appreciation rights) or restricted share compensation.

OPTIONS AND SHARE APPRECIATION RIGHTS

The following table sets forth stock options granted by the Company during the financial year ended May 31, 2007 to the Named Executive Officers of the
Company:


----------------------------------------------------------------------------------------------------------------------
                                                % OF TOTAL                          MARKET VALUE OF
                              SECURITIES      OPTIONS GRANTED    EXERCISE OR     SECURITIES UNDERLYING
                             UNDER OPTIONS     IN FINANCIAL     BASE PRICE(2)   OPTIONS ON DATE OF GRANT    EXPIRATION
NAME                          GRANTED (#)         YEAR(1)       ($/SECURITY)          ($/SECURITY)             DATE
----------------------------------------------------------------------------------------------------------------------

Douglas Turnbull                  nil               n/a               n/a                  n/a                   n/a
----------------------------------------------------------------------------------------------------------------------

Nick DeMare                     40,000             4.15%             0.70                  0.50             Sept.14/11

----------------------------------------------------------------------------------------------------------------------

NOTES:

(1)  Percentage of all stock options granted during the financial year.
(2) The exercise price of stock options was set accordingly to the rules of the TSX Venture. The exercise price of stock options may only be adjusted in the event that specified events cause dilution of the Company's share capital.

The following table sets forth details of all exercises of stock options during the financial year ended May 31, 2007 by the Named Executive Officers, and the financial year end value of unexercised options:


----------------------------------------------------------------------------------------------------------------------
                                                                                               VALUE OF UNEXERCISED IN
                                                                         UNEXERCISED              THE MONEY OPTIONS AT
                              SECURITIES                               OPTIONS/SARS AT          FINANCIAL YEAR -END(1)
                              ACQUIRED ON      AGGREGATE VALUE       FINANCIAL YEAR -END             EXERCISABLE /
NAME                           EXERCISE           REALIZED       EXERCISABLE / UNEXERCISABLE         UNEXERCISABLE
                                  (#)                ($)                     (#)                          ($)
----------------------------------------------------------------------------------------------------------------------

Douglas Turnbull                  nil                n/a                 300,000 / nil               426,000 / n/a
----------------------------------------------------------------------------------------------------------------------

Nick DeMare                       nil                n/a              320,000(2) / 20,000            444,400 / 18,400

----------------------------------------------------------------------------------------------------------------------

NOTES:

(1)  The closing price of the Company's shares on May 31, 2007 was $1.62.
(2)  Includes 25,000 options granted to Chase.

TERMINATION OF EMPLOYMENT, CHANGE IN RESPONSIBILITIES AND EMPLOYMENT CONTRACTS

The Company does not have any compensatory plan(s), contract(s) or arrangement(s) with respect to the resignation, retirement or any other termination of the Named Executive Officers' employment, a change of control of the Company or a change in the Named Executive Officers' responsibilities following a change in control, which entitle a Named Executive Officer to receive from the Company an amount, including all period payments or installments, exceeding $100,000.

COMPENSATION OF DIRECTORS

Cash Compensation

During the financial year ended May 31, 2007, the Company incurred a total of $56,470 for professional fees to the directors who are not the Named Executive Officers of the Company.

Non-cash Compensation

The following table sets forth stock options granted by the Company during the financial year ended May 31, 2007 to the current and former directors who are not the Named Executive Officers of the Company:


----------------------------------------------------------------------------------------------------------------------
                                                % OF TOTAL                          MARKET VALUE OF
                              SECURITIES       OPTIONS/SARS                      SECURITIES UNDERLYING
                                UNDER            GRANTED         EXERCISE OR         OPTIONS/SARS
                             OPTIONS/SARS      IN FINANCIAL      BASE PRICE         ON DATE OF GRANT       EXPIRATION
NAME                          GRANTED (#)         YEAR(%)        ($/SECURITY)          ($/SECURITY)           DATE
----------------------------------------------------------------------------------------------------------------------

Directors, as a group,
who are not the Named          120,000(1)          12.44%            0.70                  0.50             Sept.14/11
Executive Officers

----------------------------------------------------------------------------------------------------------------------

NOTE:

(1) Does not include the granting of 200,000 stock options, at a exercise price of $0.60 per share, and 200,000 stock options, at an exercise price of $1.71 per share, which are subject to Company shareholder approval. See "Amendment of Stock Option Plan" under "Particulars of Other Matters to be Acted Upon" for further particulars of the proposed amendment to the Plan.

The following table sets forth details of all exercises of stock options during the financial year ended May 31, 2007 by the current and former directors who are not the Named Executive Officers, and the financial year end value of unexercised options:


-----------------------------------------------------------------------------------------------------------------------
                                                                                               VALUE OF UNEXERCISED IN
                                                                         UNEXERCISED             THE MONEY OPTIONS AT
                                 SECURITIES                            OPTIONS/SARS AT         FINANCIAL YEAR -END (1)
                                ACQUIRED ON        AGGREGATE         FINANCIAL YEAR -END            EXERCISABLE /
            NAME                  EXERCISE      VALUE REALIZED   EXERCISABLE / UNEXERCISABLE        UNEXERCISABLE
                                    (#)               ($)                    (#)                         ($)
-----------------------------------------------------------------------------------------------------------------------

Directors, as a group,
who are not the Named               nil               n/a          1,160,000(2) / 60,000(2)    1,617,200(2) / 55,200(2)
Executive Officers

-----------------------------------------------------------------------------------------------------------------------

NOTES:

(1)  The closing price of the Company's shares on May 31, 2007 was $1.62.
(2) Does not include the granting of 200,000 stock options, at a exercise price of $0.60 per share, and 200,000 stock options, at an exercise price of $1.71 per share, which are subject to Company shareholder approval. See "Amendment of Stock Option Plan" under "Particulars of Other Matters to be Acted Upon" for further particulars of the proposed amendment to the Plan.


SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets out, as of the end of the Company's financial year ended May 31, 2007, all information required with respect to compensation plans under which equity securities of the Company are authorized for issuance:


----------------------------------------------------------------------------------------------------------------------

                                                                                        NUMBER OF SECURITIES REMAINING
                                NUMBER OF SECURITIES TO BE         WEIGHTED-AVERAGE     AVAILABLE FOR FUTURE ISSUANCE
                                 ISSUED UPON EXERCISE OF          EXERCISE PRICE OF    UNDER EQUITY COMPENSATION PLANS
                                   OUTSTANDING OPTIONS,          OUTSTANDING OPTIONS,       (EXCLUDING SECURITIES
                                   WARRANTS AND RIGHTS           WARRANTS AND RIGHTS        REFLECTED IN COLUMN (A))
----------------------------------------------------------------------------------------------------------------------
Plan Category                             (a)                            (b)                          (c)
----------------------------------------------------------------------------------------------------------------------

Equity compensation plans              3,250,000(1)                      0.38                     See Note (1)
approved by securityholders

Equity compensation plans
not approved by
securityholders                          500,000                         1.07                     See Note (1)
----------------------------------------------------------------------------------------------------------------------

Total                                  3,750,000                         0.46                     See Note (1)
----------------------------------------------------------------------------------------------------------------------

NOTE:

(1) The Company currently has in place a fixed stock option plan (the "Plan") whereby the maximum number of common shares that may be reserved for issuance pursuant to the Plan was set at 20% of the issued shares of the Company on or about the date the Plan was approved by shareholders, and no options remain available for grant under the Plan as so approved. The Company has granted, subject to Company shareholder approval, stock options to purchase 1,750,000 common shares at prices between $0.60 to $1.71 per share, each for a term of up to five years from the date of grant. See "Amendment of Stock Option Plan" and "Approval of Stock Options Previously Granted" under "Particulars of Other Matters to be Acted Upon" for further particulars of the proposed amendment to the Plan and the options granted that are subject to shareholder approval.


INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

At no time during the Company's last completed financial year, was any director, executive officer or senior officer of the Company, proposed management nominee for election as a director or each associate or affiliate of any such director, executive or senior officer or proposed nominee is or has been indebted to the Company or any of its subsidiaries or is and has been indebted to another entity where such indebtedness is or has been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries, other than routine indebtedness.


INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Other than as described in this Information Circular, the Company has not acquired assets or services from any insider, promoter or member of management of the Company, or their respective associates or affiliates, during the preceding fiscal year.

Other than as set forth above or elsewhere in this Information Circular and other than transactions carried out in the ordinary course of business of the Company or any of its subsidiaries, none of the Directors or senior officers of the Company, a proposed management nominee for election as a Director, any Shareholder beneficially owning Common Shares carrying more than 10% of the voting rights attached to the common shares nor an Associate or affiliate of any of the foregoing persons had since June 1, 2006 (being the commencement of the Company's last completed financial year) any material interest, direct or indirect, in any transactions which materially affected or would materially affect the Company or any of its subsidiaries.

On July 24, 2007, the Company acquired all of the issued shares of R.P.I.M. Minerals Ltd., a Cyprus company that owns a Russian company that owns, among other things, the Souker Project in northern Russia. Grigory Aleksenko, a director of the Company, is a principal of AGA Management Ltd., which acted as agent for the vendor at the time. Mr. Aleksenko only became a director of the Company after the transaction closed. Prussian Capital Corp., a company controlled by Cary Pinkowski, a director of the Company, was issued 82,615 shares as a bonus in connection with the acquisition for lending funds to the Russian company in advance of closing. Further details on the transaction can be found in the Company's Filing Statement dated July 12, 2007 which is filed on SEDAR at www.sedar.com.

In connection with the Company's Bulakashu Property in Kyrgyzstan, pursuant to an amending agreement dated August 17,2007, the Company completed the acquisition by its subsidiary, Bulakashu Mining Company, of the Bulakashu Property by accelerating the issuance of the final 375,000 shares of the Company to Kantanna Company Limited ("Kantanna") in consideration for Kantanna agreeing to forego certain commitments to incur expenditures on the Property. Kantanna is controlled by Oleg Kim, a director of of the Company.


MANAGEMENT CONTRACTS

TURNBULL AGREEMENT

Pursuant to a management services agreement with Lakehead Geological Services Inc. ("Lakehead"), a company controlled by Douglas Turnbull, the President of the Company (the "Turnbull Agreement"), the Company through Lakehead retains the services of Douglas Turnbull to act as President and CEO of the Company. The term of the Turnbull Agreement is for a period of two years expiring on August 31, 2009, subject to earlier termination in accordance with the agreement. If not terminated, the Turnbull Agreement will be renewed for successive one year periods at the end of the initial term of the agreement.

Pursuant to the Turnbull Agreement, Mr. Turnbull has agreed to spend approximately 90% of his working hours for the Company. In consideration for the services provided by Mr. Turnbull to the Company, the Company pays Lakehead a fee of $12,500 per month from July 1, 2007, which is subject to review annually.

Pursuant to the Turnbull Agreement, in the event that the agreement is terminated by the Company without cause or in the event of a constructive dismissal of Mr. Turnbull (which would be deemed to occur in certain circumstances on a change of control of the Company), the Company must pay Lakehead a lump sum equal to twelve times the monthly fee.

During the financial year ended May 31, 2007, the Company has been billed a total of $82,975 by Lakehead for Mr. Turnbull's services.

CHASE AGREEMENT

The Company has a management contract with Chase Management Ltd. ("Chase"), a company owned by Mr. Nick DeMare, whereby the Company is paying Chase $3,000 per month for accounting, professional, management and administrative services provided to the Company. In addition, the Company may engage Chase to perform extra services in which case Chase will charge the Company for its employees at competitive rates. The Company is also paying Chase $2,000 per month for the services of Mr. DeMare in his capacity as CFO of the Company.

During the financial year ended May 31, 2007, the Company has been billed a total of $76,850 by Chase for the services of Mr. DeMare and Chase personnel.


INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as set forth in this Information Circular, no person who has been a Director or senior officer of the Company at any time since the beginning of the last financial year, nor any proposed nominee for election as a Director, nor any Associate or affiliate of any of the foregoing, has any material interest, directly or indirectly, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon other than the election of Directors or the appointment of auditors. Directors and senior officers may, however, be interested in the increase in the number of options that may be granted by the Company's Board of Directors with respect to "Amendment of Stock Option Plan", and certain directors and senior officers are interested in the approval of options granted to them in "Approval of Certain Stock Options Previously Granted", both as referred to under "Particulars of Matters to be Acted Upon".

DISCLOSURE OF CORPORATE GOVERNANCE PRACTICES

Effective June 30, 2005, National Instrument 58-101 - Disclosure of Corporate Governance Practices ("NI 58-101") was adopted by the Canadian Securities Administrators. NI 58-101 requires issuers to disclose their governance practices in accordance with that instrument. The Company is a "venture issuer" within the meaning of NI 58-101. A discussion of the Company's governance practices within the context of NI 58-101 is set out below:

BOARD OF DIRECTORS

The Company has five independent directors, namely: Messrs. Grigory A. Aleksenko, Oleg Kim, Brian McEwen, Leonid Oparin and Cary Pinkowski. The Company has two directors who are not independent because they are executive officers of the Company, namely: Mr. Douglas Turnbull, President and CEO, and Mr. Nick DeMare, CFO.

DIRECTORSHIPS

As of the date of this information circular, three of the directors of the Company are also serving as directors of other reporting issuers, details of which are as follows:

          Douglas Turnbull: Buffalo Gold Ltd., Grizzly Diamonds Ltd. and Oromin Explorations Ltd.

          Nick DeMare: Aguila American Resources Ltd., Andean American Mining Corp., Astral Mining Corporation, Cumbre Ventures Inc., Enterprise Oilfield Group, Inc., GeoPetro Resources Company, GGL Diamond Corp., Gold Point Energy Corp., Golden Peaks Resources Ltd., Halo Resources Ltd., Lariat Energy Ltd., Lumex Capital Corp., Mawson Resources Limited, Mirasol Resources Ltd., Rochester Resources Ltd., Salazar Resources Limited, Sinchao Metals Corp., Tinka Resources Limited, Tumi Resources Limited and Valor Ventures Inc.

          Brian McEwen: Buffalo Gold Ltd., Dynasty Gold Corp. and Kinbauri Gold Corp.


ORIENTATION AND CONTINUING EDUCATION

The CEO and/or the CFO are responsible for providing an orientation for new directors. Director orientation and on-going training will include presentations by senior management to familiarize directors with the Company's strategic plans, its significant financial, accounting and risk management issues, its compliance programs, its principal officers and its internal and independent auditors.

ETHICAL BUSINESS CONDUCT

The Company does not have a written code of ethical business conduct for its directors, officers and employees. Each director, officer and employee is expected to comply with relevant corporate and securities laws and, where applicable, the terms of their employment agreements.

NOMINATION OF DIRECTORS

When a board vacancy occurs or is contemplated, any director may make recommendations to the board as to qualified individuals for nomination to the board.

In identifying new candidates, the directors will take into account the mix of director characteristics and diverse experiences, perspectives and skills appropriate for the Company at that time.

COMPENSATION

From time to time, the independent directors of the Board will review the compensation payable to the CEO and CFO. The directors receive no compensation in their capacity as directors other than the grant of stock options from time to time, which allocation is made by the Board as a whole.

OTHER BOARD COMMITTEES

The board has no standing committees other than the Audit Committee.

ASSESSMENTS

The Board of Directors of the Company does not conduct any formal evaluation of the performance and effectiveness of the members of the Board, the Board as a whole or any committee of the Board.


AUDIT COMMITTEE

THE AUDIT COMMITTEE'S CHARTER

The following is the text of the Company's Audit Committee Charter:

"Mandate

The primary function of the audit committee (the "Committee") is to assist the board of directors in fulfilling its financial oversight responsibilities by reviewing the financial reports and other financial information provided by the Company to regulatory authorities and shareholders, the Company's systems of internal controls regarding finance and accounting and the Company's auditing, accounting and financial reporting processes. The Committee's primary duties and responsibilities are to:

     o Serve as an independent and objective party to monitor the Company's financial reporting and internal control system and review the Company's financial statements.

     o    Review  and  appraise  the  performance  of  the  Company's   external
          auditors.

     o Provide an open avenue of communication among the Company's auditors, financial and senior management and the Board of Directors.

Composition

The Committee shall be comprised of three directors as determined by the Board of Directors, the majority of whom shall be free from any relationship that, in the opinion of the Board of Directors, would interfere with the exercise of his independent judgment as a member of the Committee. At least one member of the Committee shall have accounting or related financial management expertise. All members of the Committee that are not financially literate will work towards becoming financially literate to obtain a working familiarity with basic finance and accounting practices. For the purposes of the Audit Committee Charter, the definition of "financially literate" is the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can presumably be expected to be raised by the Company's financial statements.

The members of the Committee shall be elected by the Board of Directors at its first meeting following the annual shareholders' meeting. Unless a Chair is elected by the full Board of Directors, the members of the Committee may designate a Chair by a majority vote of the full Committee membership.

Meetings

The Committee shall meet a least twice annually, or more frequently as circumstances dictate. As part of its job to foster open communication, the Committee will meet at least annually with the Chief Financial Officer and the external auditors in separate sessions.

Responsibilities and Duties

To fulfill its responsibilities and duties, the Committee shall:

Documents/Reports Review

(a)      Review and update the Charter annually.

(b) Review the Company's financial statements, MD&A and any annual and interim earnings, press releases before the Company publicly discloses this information and any reports or other financial information (including quarterly financial statements), which are submitted to any governmental body, or to the public, including any certification, report, opinion, or review rendered by the external auditors.

External Auditors

(a) Review annually, the performance of the external auditors who shall be ultimately accountable to the Board of Directors and the Committee as representatives of the shareholders of the Company.

(b)      Recommend  to  the  Board  of  Directors  the  selection   and,   where
         applicable, the replacement of the external auditors nominated annually for shareholder approval.

(c)      Review with management and the external auditors the audit plan for the
         year-end   financial   statements   and  intended   template  for  such
         statements.

(d)      Review and  pre-approve  all audit and  audit-related  services and the
         fees  and  other  compensation   related  thereto,  and  any  non-audit
         services, provided by the Company's external auditors.

Provided the pre-approval of the non-audit services is presented to the Committee's first scheduled meeting following such approval such authority may be delegated by the Committee to one or more independent members of the Committee.

Financial Reporting Processes

(a) In consultation with the external auditors, review with management the integrity of the Company's financial reporting process, both internal and external.

(b) Consider the external auditors' judgments about the quality and appropriateness of the Company's accounting principles as applied in its financial reporting.

(c) Consider and approve, if appropriate, changes to the Company's auditing and accounting principles and practices as suggested by the external auditors and management.

(d) Following completion of the annual audit, review separately with management and the external auditors any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information.

(e)      Review any significant  disagreement  among management and the external
         auditors  in  connection   with  the   preparation   of  the  financial
         statements.

(f) Review with the external auditors and management the extent to which changes and improvements in financial or accounting practices have been implemented.

(g) Review any complaints or concerns about any questionable accounting, internal accounting controls or auditing matters.

(h)      Review certification process.

(i) Establish a procedure for the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

Other

Review any related-party transactions."

COMPOSITION OF THE AUDIT COMMITTEE

The following are the members of the Committee:

--------------------------------------------------------------------------------
                                INDEPENDENT (1)         FINANCIALLY LITERATE (1)
--------------------------------------------------------------------------------

Nick DeMare                            N                           Y
--------------------------------------------------------------------------------
Grigory Aleksenko                      Y                           Y
--------------------------------------------------------------------------------
Brian McEwen                           Y                           Y
--------------------------------------------------------------------------------

NOTE:

(1)  As defined by Multilateral Instrument 52-110 ("MI 52-110").

RELEVANT EDUCATION AND EXPERIENCE

Nick DeMare is a Chartered Accountant with significant experience working with resource issuers as a chief financial officer and as an officer or director of numerous reporting companies. Grigory Aleksenko is the managing partner and cofounder of AGA Management Ltd., a leading, Moscow based consulting company specializing in Russian financial and M&A markets. Brian McEwen has over 25 years of mineral exploration and production experience including project management, economic evaluation and mine planning for various mining concerns throughout the world. Mr. McEwen is an officer and director of other reporting companies. As such each has acquired a knowledge and understanding of the financial issues and accounting principles that are relevant in assessing this Company's financial disclosures and internal control systems.

AUDIT COMMITTEE OVERSIGHT

At no time since the commencement of the Company's most recently completed financial year was a recommendation of the Committee to nominate or compensate an external auditor not adopted by the Board of Directors.

RELIANCE ON CERTAIN EXEMPTIONS

At no time since the commencement of the Company's most recently completed financial year has the Company relied on the exemption in Section 2.4 of MI 52-110 (De Minimis Non-audit Services), or an exemption from MI 52-110, in whole or in part, granted under Part 8 of Multilateral Instrument 52-110.

PRE-APPROVAL POLICIES AND PROCEDURES

The Committee has adopted specific policies and procedures for the engagement of non-audit services as described above under the heading "External Auditors".

EXTERNAL AUDITOR SERVICE FEES (BY CATEGORY)

The aggregate fees billed by the Company's external auditors in each of the last two fiscal years for audit fees are as follows:

--------------------------------------------------------------------------------
                                   AUDIT
FINANCIAL            AUDIT        RELATED                             ALL OTHER
YEAR ENDING           FEES          FEES          TAX FEES              FEES
--------------------------------------------------------------------------------

May 31, 2007        $35,000           -               -                   -
--------------------------------------------------------------------------------
May 31, 2006         $5,545        $16,400            -                   -
--------------------------------------------------------------------------------

EXEMPTIONS

In respect of the most recently completed financial year, the Company is relying on the exemption set out in section 6.1 of the Instrument with respect to compliance with the requirements of Part 3 (Composition of the Audit Committee) and Part 5 (Reporting Obligations) of the Instrument.


PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

A.       AMENDMENT OF STOCK OPTION PLAN

At the Meeting, shareholders will also be asked to approve, with or without amendment, an Ordinary Resolution approving an amendment to the Company's Stock Option Plan to increase the number of shares issuable on the exercise of options under the Plan by 7,503,000 shares from 3,274,000 shares (equal to 3,374,000 shares approved at the 2006 annual general meeting less 100,000 options exercised since that meeting) to 10,777,000 shares, which equals 20% approximately of the current issued share capital of the Company (53,887,457 shares). Management considers it necessary to have the maximum number of options available for grant as the Company grows and retains new employees and consultants. If the Company's issued share capital increases or if further options are exercised between the date of this circular and the meeting date, the resolution will be amended accordingly to provide for the maximum increase allowable under the Policies of the TSX Venture Exchange.

The Company has outstanding options to buy 4,950,000 shares, including the options the grant of which is subject to shareholder approval below. If the increase in the number of options that may be granted under the Plan is approved, the Company will have unallocated options remaining under the Plan to purchase 5,827,000 shares.

The resolution approving the amendment to the Plan requires confirmation by a majority of the votes cast by disinterested shareholders at the Meeting (as determined by the Policies of the TSX Venture Exchange) and also requires the approval of the TSX Venture Exchange.

B.       APPROVAL OF STOCK OPTIONS PREVIOUSLY GRANTED

In addition, shareholders will also be asked to approve, with or without amendment, an Ordinary Resolution approving the grant of the following stock options, which were granted by the Company's directors since the last annual general meeting:

--------------------------------------------------------------------------------
                                                NO. OF     EXERCISE     EXPIRY
NAME                 POSITION                  OPTIONS      PRICE        DATE
--------------------------------------------------------------------------------

Damien Reynolds      Consultant                100,000      $0.60      Apr 9/08
                     (formerly a director)
--------------------------------------------------------------------------------
Ken Kuchling         Consultant                100,000      $0.73      Mar 14/12
                     (Advisory Board)
--------------------------------------------------------------------------------
Cary Pinkowski       Director                  200,000      $1.71      May 18/12
--------------------------------------------------------------------------------
Grigory Aleksenko    Director                  500,000      $1.20      Jul 24/12
--------------------------------------------------------------------------------
Andrey Agapov        Consultant                250,000      $1.20      Jul 3/12
                     (Advisory Board)
--------------------------------------------------------------------------------
Michael Baybak(1)    Investor Relations        300,000      $1.20      Jul 25/12
                     Consultant
--------------------------------------------------------------------------------
George Duggan(1)     Investor Relations        100,000      $1.20      Jul 25/12
                     Consultant
--------------------------------------------------------------------------------
Leonid Oparin        Director                  100,000      $1.20      Aug 4/12
--------------------------------------------------------------------------------
Tim McCutcheon       Consultant                100,000      $1.20      Oct 10/12
                     (Advisory Board)
--------------------------------------------------------------------------------

TOTAL:                                       1,750,000
--------------------------------------------------------------------------------

(1) These options are subject to vesting restrictions with no options vesting until three months after the date of shareholder and regulatory approval of these options. On that date, 1/4 shall vest and the remainder shall vest every three months thereafter, such that the options shall have only vested entirely twelve months after the date of regulatory approval. In options that are not vested on the date the optionee ceases to be a service provider are cancelled.

The resolution approving the grant of the said options require confirmation by a majority of the votes cast by disinterested shareholders at the Meeting (as determined by the Policies of the TSX Venture Exchange) and also requires the approval of the TSX Venture Exchange.


OTHER MATTERS

Management of the Company knows of no other matters to come before the Meeting other than those referred to in the Notice of Meeting accompanying this Information Circular. However, if any other matters properly come before the Meeting, it is the intention of the persons named in the form of proxy accompanying this Information Circular to vote the same in accordance with their best judgment of such matters.


ADDITIONAL INFORMATION

Additional information relating to the Company is on SEDAR at www.sedar.com. Shareholders may contact the Company at #300 - 1055 West Hastings Street, Vancouver, BC, V6E 3E9 or by telephone at 604-688-4110 to request copies of the Company's financial statements and MD&A for its most recently completed financial year. Financial information is provided in the Company's comparative financial statements and MD&A for its most recently completed financial year.

                             CENTRASIA MINING CORP.
                                 (the "Company")

            2008 REQUEST FOR ANNUAL AND INTERIM FINANCIAL STATEMENTS

National Instrument 51-102 requires the Company to send annually to the registered holders and beneficial owners of its securities (`Securityholders") a form to allow Securityholders to request a copy of the Company's annual financial statements and related MD&A, interim financial statements and related MD&A, or both. If you wish to receive such mailings, please complete and return this form to:



                             CENTRASIA MINING CORP.
                    c/o Suite 1305, 1090 West Georgia Street
                              Vancouver, BC V6E 3V7

                               Fax: (604) 683-1585


The undersigned Securityholder hereby elects to receive:

[ ] Interim Financial Statements for the first, second and third financial quarters of 2008 and the related MD&A,

[ ] Annual Financial Statements for the fiscal year ended May 31, 2008 and related MD&A, or

[ ] BOTH - Interim financial statements and MD&A and the annual financial statements and related MD&A for the 2008 financial year.


Please note that a request form will be mailed each year and Securityholders must return such form each year to receive the documents indicated above.

Name:
             -------------------------------------------------------------------
Address:
             -------------------------------------------------------------------
Postal Code:
             -------------------------------------------------------------------


I confirm that I am a registered a beneficial (circle one) securityholder of the Company.



Signature of Securityholder:_________________________   Date:___________________

CUSIP:   15626R102